                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 144

                     NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

                                                            OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number: 3235-0101
                                                     Expires: September 30, 1995
                                                     Estimate average burden
                                                     hours per response .... 2.0
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                                                            SEC USE ONLY
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                                                     DOCUMENT SEQUENCE NO.

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                                                     CUSIP NUMBER

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                                                     WORK LOCATION

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ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale with a market maker.
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1(a) NAME OF ISSUER (Please type or print)

CYTOGEN CORPORATION (CYTO)
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(b) IRS IDENT. NO.

222322400
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(c) S.E.C. FILE NO.


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1(d) ADDRESS OF ISSUER       STREET        CITY        STATE         ZIP CODE

600 COLLEGE ROAD EAST,                  PRINCETON,       NJ           08540
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(e) TELEPHONE NUMBER
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 AREA CODE    NUMBER
   609       987-8200
  ------    --------------
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

JOHN D. RODWELL
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(b) SOCIAL SECURITY NO OR IRS IDENT. NO.


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(c) RELATIONSHIP TO ISSUER

OFFICER
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(d) ADDRESS                 STREET        CITY        STATE         ZIP CODE

1340 EAGLE ROAD                         NEW HOPE       PA            18938
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. file Number.

----------------------------------------------------------------------------------------------------------------------
3(a)              (b)                                                       SEC USE ONLY         (c)
    Title of the     Name and Address of Each Broker Through Whom the       -------------           Number of Shares
      Class of        Securities are to be Offered or Each Market           Broker-Dealer            or Other Units
     Securities        Maker who is Acquiring the Securities                 File Number              To Be Sold
     To be Sold                                                                                     (See instr. 3(c))
----------------  ----------------------------------------------------      -------------        ---------------------
COMMON STOCK      DEAN WITTER REYNOLDS, INC.                                                         19,100
                  200 E. NEW ENGLAND AVE, 4TH FL.
                  WINTER PARK, FL 32789
----------------  ----------------------------------------------------      -------------        ---------------------


----------------  ----------------------------------------------------      -------------        ---------------------


----------------  ----------------------------------------------------      -------------        ---------------------
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(d)                       (e)                           (f)                         (g)
    Aggregate                Number of Shares               Approximate                Name of Each
     Market                   or Other Units               Date of Sale                 Securities
     Value                     Outstanding                (See instr. 3(f))              Exchange
   (See instr. 3(d))         (See instr. 3(e))             (MO. DAY YR.)               (See instr. 3(g))
--------------------      --------------------          -------------------          -------------------
  $105,050                   51,081,533                     4/4/97                       NASDAQ
--------------------      --------------------          -------------------          -------------------


--------------------      --------------------          -------------------          -------------------


--------------------      --------------------          -------------------          -------------------

INSTRUCTIONS

1. (a) Name of Issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's Social Security or I.R.S. identification number
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold


                                                                 SEC 1147 (9-93)

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                 TABLE I -- SECURITIES TO BE SOLD

                  Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:


                                                              Name of Person
                                                               Whom Acquired
Title of    Date you                                        (If gift, also give         Amount of         Date of
the Class   Acquired   Nature of Acquisition Transaction    date donor acquired)   Securities Acquired   Payment  Nature of Payment
---------   --------   ---------------------------------   ---------------------   -------------------   -------  -----------------
COMMON      11/30/88   STOCK OPTION (RIGHT TO BUY)          CYTOGEN CORPORATION          3,100
 STOCK
COMMON      01/26/89   STOCK OPTION (RIGHT TO BUY)          CYTOGEN CORPORATION          4,000
 STOCK
COMMON      12/08/94   STOCK OPTION (RIGHT TO BUY)          CYTOGEN CORPORATION         12,000
  STOCK
---------   --------   ---------------------------------   ---------------------   -------------------   -------  -----------------

INSTRUCTIONS: 1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.
                 If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

              2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.


                                       TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

                         Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                                                                                            Amount of
     Name and Address of Seller           Title of Securities Sold       Date of Sale     Securities Sold    Gross Proceeds
-------------------------------------   ----------------------------   ----------------  -----------------  ----------------

JOHN D. RODWELL                                   NONE



-------------------------------------   ----------------------------   ----------------  -----------------  ----------------

REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

                          APRIL 3, 1997
                   ----------------------------------------
                                DATE OF NOTICE


ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

                     \S\ JOHN D. RODWELL
                   ----------------------------------------
                         SIGNATURE
                         JOHN D. RODWELL



   The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE
           FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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                                                                 SEC 1147 (9-93)